

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2011

Via E-mail
Daniel Khesin, Chief Executive Officer
Divine Skin, Inc.
1680 Meridian Avenue, Suite 301
Miami, Florida 33139

> **Re:** **Divine Skin, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 3, 2011**
> **File No. 333-177708**

Dear Mr. Khesin:

We have limited our review of your registration statement to the issue we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the below comment, we may have additional comments.

Facing Page

1. Please revise the facing page to include the completed checkbox and accompanying statement regarding securities offered pursuant to Rule 415. See facing page of Form S-1.

Certain Relationships and Related Transactions, page 33

2. We note your disclosure in Note 1 of your Condensed Consolidated Financial Statements on page F-7 in which you state that you entered into an exclusive distribution agreement with NutraOrigin, which is owned by your chairman's father. Please tell us what consideration you have given to providing disclosure of this arrangement pursuant to Item 404 of Regulation S-K.

Report of Independent Public Accounting Firm, page F-26

3. We note your statements in the paragraph preceding the report of independent registered public accounting firm provided by Jewett, Schwartz, Wolfe & Associates regarding your inability to obtain a consent from the accounting firm. You are required to provide the auditor's consent as an exhibit to your registration statement pursuant to Item 601(b)(23) of Regulation S-K, unless you have received a consent waiver from the Division's Office of Chief Accountant. Please refer to Section 4820 of the Division of Corporation Finance Financial Reporting Manual for guidance, which is available at: http://www.sec.gov/divisions/corpfin/cffinancialreportingmanual.pdf. Please advise us accordingly.

Signatures

4. You have provided a signature on behalf of the registrant and the signature of one director. Please revise the signature page to provide signatures for the individual(s) signing in the capacities of principal executive officer, principal financial officer, and principal accounting officer or controller. See Instruction 1 to Signatures section of Form S-1.

Exhibit 5.1

5. We note that you intend to file the legality opinion by amendment to your registration statement. Please note that we need sufficient time for review of the opinion and that we may have comments after reviewing it.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chambre Malone at (202) 551-3262 or me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

Cc: Via E-mail
        Brian Pearlman, Esq.